SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                               (Amendment No. 6)*

                           SOLOMON TECHNOLOGIES, INC.
                          ----------------------------
                                (Name of Issuer)


                     Common Stock, $.001 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                    8342GW101
                                    ---------
                                 (CUSIP Number)


                               November 14, 2008
                                ---------------
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:

                                [_] Rule 13d-1(b)

                                [x] Rule 13d-1(c)

                                [_] Rule 13d-1(d)

                                   ----------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 7 pages

CUSIP No. 8342GW101
--------------------------------------------------------------------------------
1.   Names of Reporting Persons

                               Pinetree (Barbados) Inc.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization

                                               Barbados
--------------------------------------------------------------------------------

                   5.   Sole Voting Power
                                                      0
                   -------------------------------------------------------------
                   6.   Shared Voting Power
Number of                                     9,532,817
Shares             -------------------------------------------------------------
Beneficially       7.   Sole Dispositive Power
Owned by Each                                         0
Reporting          -------------------------------------------------------------
Person with        8.   Shared Dispositive Power
                                              9,532,817
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by each
     Reporting Person
                                              9,532,817
--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

                                                   3.0%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

                                                     CO
-------------------------------------------------------------------------------


                                Page 2 of 7 pages

CUSIP No. 8342GW101
--------------------------------------------------------------------------------
1.  Names of Reporting Persons

                                  Pinetree Capital Ltd.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)
    (b)
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Citizenship or Place of Organization

                                                Ontario
--------------------------------------------------------------------------------
                   5.  Sole Voting Power
                                                      0
                   -------------------------------------------------------------
                   6.  Shared Voting Power
Number of                                     9,532,817
Shares             -------------------------------------------------------------
Beneficially       7.  Sole Dispositive Power
Owned by Each                                         0
Reporting          -------------------------------------------------------------
Person with        8.  Shared Dispositive Power
                                              9,532,817
--------------------------------------------------------------------------------
9.  Aggregate Amount Beneficially Owned by each
    Reporting Person
                                              9,532,817
--------------------------------------------------------------------------------
10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
11. Percent of Class Represented by Amount in Row (9)

                                                   3.0%
--------------------------------------------------------------------------------
12. Type of Reporting Person (See Instructions)

                                                     CO
--------------------------------------------------------------------------------


                                Page 3 of 7 pages

Item 1(a).  Name of Issuer:

                           Solomon Technologies, Inc.

--------------------------------------------------------------------------------
Item 1(b).  Address of Issuer's Principal Executive Offices:

                            1224 Mill Street, Bldg. A
                              East Berlin, CT 06023
--------------------------------------------------------------------------------
Item 2(a).  Name of Person Filing:

                            Pinetree (Barbados) Inc.
                              Pinetree Capital Ltd.
--------------------------------------------------------------------------------
Item 2(b).  Address of Principal Business Office, or if none, Residence:

The address of the principal business office of Pinetree (Barbados) Inc. is 30E Lower Halcyon Heights, Lascelles, St. James, Barbados.

The address of the principal business office of Pinetree Capital Ltd. is 130 King St. West, Suite 2500, Toronto, Ontario, Canada M5X 1A9.

--------------------------------------------------------------------------------
Item 2(c).  Citizenship:

Pinetree (Barbados) Inc. is a corporation organized under the laws of Barbados.

Pinetree Capital Ltd. is a corporation organized under the laws of Ontario, Canada.

--------------------------------------------------------------------------------
Item 2(d).  Title of Class of Securities:

                     Common Stock, $.001 par value per share

--------------------------------------------------------------------------------
Item 2(e).  CUSIP Number:

                                    8342GW101
--------------------------------------------------------------------------------
Item 3. If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or
(c), check whether the person filing is a:

         (a)  [_]  Broker or dealer registered under section 15 of the Act.

         (b)  [_]  Bank as defined in section 3(a)(6) of the Act.

         (c)  [_]  Insurance  company as defined in section 3(a)(19) of the Act.

         (d) [_] Investment company registered under section 8 of the Investment Company Act of 1940.

         (e) [_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

         (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

         (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

                               Page 4 of 7 pages

         (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

         (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

         (j) [_] A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

         (k)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

         If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _________

--------------------------------------------------------------------------------
Item 4. Ownership.

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)   Amount beneficially owned:

      As of the date of this filing, Pinetree (Barbados) Inc. is deemed to own beneficially an aggregate of 9,532,817 shares of Common Stock, including 561,295 shares issuable upon conversion of $167,900 aggregate principal amount of senior secured notes held by Pinetree and $28,553.43 of accrued interest thereon as of September 30, 2007. Pinetree has waived any right to convert interest accruing on the senior secured notes after September 28, 2007.

      As of the date of this filing, Pinetree Capital Ltd. beneficially owns an aggregate of 9,532,817 shares of Common Stock, including 9,532,817 shares owned by Pinetree (Barbados) Inc. By virtue of Pinetree (Barbados) Inc.'s direct ownership of 9,532,817 shares of Common Stock and under Barbados law, the Board of Directors of Pinetree has the sole power to vote and dispose or direct the vote and direct the disposition of these shares. Under United States securities laws, Pinetree (Barbados) Inc.'s direct ownership of 9,532,817 shares and Pinetree Capital Ltd.'s ownership and control of Pinetree (Barbados) Inc., Pinetree Capital Ltd. and Pinetree (Barbados) Inc. may be deemed to have shared power to vote and dispose or direct the vote and direct the disposition of these shares.

(b)   Percent of class:

      The shares of Common Stock beneficially owned by Pinetree (Barbados) Inc. and Pinetree Capital Ltc. represent approximately 3.0% of the Issuer's Common Stock, based on 314,817,811 outstanding shares of Common Stock of the Issuer as of February 11, 2009.

(c)   Number of shares as to which such person has:

      (i)      Sole power to vote or to direct the vote:
               Pinetree (Barbados) Inc.:                                     0
               Pinetree Capital Ltd.:                                        0

      (ii)     Shared power to vote or to direct the vote:
               Pinetree (Barbados) Inc.:                             9,532,817
               Pinetree Capital Ltd.:                                9,532,817

      (iii)    Sole power to dispose or to direct the disposition of:
               Pinetree (Barbados) Inc.:                                     0
               Pinetree Capital Ltd.:                                        0

      (iv)     Shared power to dispose or to direct the disposition of:
               Pinetree (Barbados) Inc.:                             9,532,817
               Pinetree Capital Ltd.:                                9,532,817

                               Page 5 of 7 pages

--------------------------------------------------------------------------------
Item 5.  Ownership of Five Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

--------------------------------------------------------------------------------
Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

                                 Not Applicable

--------------------------------------------------------------------------------
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

                                 Not Applicable

--------------------------------------------------------------------------------
Item 8.  Identification and Classification of Members of the Group.

                                 Not Applicable

--------------------------------------------------------------------------------
Item 9.  Notice of Dissolution of Group.

                                 Not Applicable

--------------------------------------------------------------------------------
Item 10.  Certifications.

(a)   Not applicable

(b) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

      "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect."

                               Page 6 of 7 pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  February 13, 2009
                                  (Date)

                                  PINETREE (BARBADOS) INC.

                                  By: /s/ J. Gordon Murphy
                                      ---------------------------------
                                  Name:   J. Gordon Murphy
                                  Title:  President


                                  PINETREE CAPITAL LTD.

                                  By: /s/ Larry Goldberg
                                      ---------------------------------
                                  Name:   Larry Goldberg
                                  Title:  Executive Vice President and
                                          Chief Financial Officer



Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                               Page 7 of 7 pages